



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010


06024870

January 30, 2006

Melissa M. Munson
Locke Liddell & Sapp LLP
2200 Ross Avenue
Suite 2200
Dallas, TX 75201-6776

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/30/2006

Re: Kimberly-Clark Corporation
Incoming letter dated December 16, 2005

Dear Ms. Munson:

This is in response to your letter dated December 16, 2005 concerning the shareholder proposal submitted to Kimberly-Clark by Domini Social Investments; the Basilian Fathers of Toronto; the Sisters of the Order of St. Dominic of Grand Rapids, Michigan; Vanderryn International Corporation and the Vanderryn Trading Corporations; and Calvert Asset Management Company, Inc. We also have received a letter on the proponents' behalf dated January 24, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Domini Social Investments and co-proponents
c/o Karen Shapiro
Shareholder Advocacy Associate
Domini Social Investments
536 Broadway, 7th Fl
New York, NY 10012-3915

55785

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

2200 ROSS AVENUE
SUITE 2200
DALLAS, TEXAS 75201-6776

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS • WASHINGTON, D.C.

(214) 740-8000
Fax: (214) 740-8800
www.lockeliddell.com

December 16, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

RE: Kimberly-Clark Corporation: Stockholder Proposal Submitted by Domini Social Investments

Ladies and Gentlemen:

On November 14, 2005, Kimberly-Clark Corporation (the "Company" or "Kimberly-Clark") received a proposed stockholder resolution (the "Proposal") from Domini Social Investments, the manager of a family of funds (the "Proponent") for inclusion in the proxy materials to be distributed in connection with the Company's 2006 Annual Meeting of Stockholders (the "Proxy Materials"). Subsequently, the Basilian Fathers of Toronto; The Sisters of the Order of St. Dominic of Grand Rapids, Michigan; Vanderryn International Corporation and the Vanderryn Trading Corporations; and Calvert Asset Management Company, Inc. joined in the submission of the Proposal (together with the "Proponent", herein referred to as the "Proponents"). The Proposal calls for the Board of Directors of Kimberly-Clark "to prepare a report, at reasonable cost and omitting proprietary information, by November 1, 2006, assessing the feasibility of phasing out our company's use of non-FSC certified fiber within 10 years." A copy of the Proposal and the accompanying supporting statement are enclosed herewith as Exhibit A.

The Company presently intends to exclude the Proposal and supporting statement from the Proxy Materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which authorizes the omission of a proposal if it has been substantially implemented. On behalf of the Company, we are writing to respectfully request that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against the Company if it does so. We have been advised by the Company as to the factual matters set forth herein.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of the Company, hereby files six copies of this letter, together with the exhibits hereto. We are also sending a copy of this letter to the Proponents as notice of the Company's intention to omit the

Proposal from its Proxy Materials. The Company plans to file its definitive Proxy Materials with the Commission on or after March 9, 2006. We respectfully request that you advise the Company with respect to the Proposal at your earliest convenience.

The Proposal has been Substantially Implemented by the Company

Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has already substantially implemented the proposal." We submit that the Proposal is excludable from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal requests the preparation of a report "assessing the feasibility of phasing out our company's use of non-FSC certified fiber within 10 years." The Company already closely monitors the source of the tissue used in its products, and publicly discloses information regarding the types of certified tissue it uses, including FSC-certified fiber.

Kimberly-Clark's Dedication to Sustainable Forestry

Kimberly-Clark has a long history of dedication to responsible use of natural resources. Kimberly-Clark is a member of the World Business Council for Sustainable Development and its Sustainable Forest Products Industry Working Group. Kimberly-Clark has practiced sustainable forestry on its own forestlands for more than 60 years, and although it no longer owns or manages any forest lands in North America, it remains committed to the promotion of sustainable forestry, and only sources fiber from suppliers that practice sustainable forestry management.

The Company maintains a comprehensive set of fiber procurement policies and practices. When Kimberly-Clark selects fibers for use in its products, it seeks to insure that applicable product performance and customer requirements are met, as well as to insure that sustainable forestry policies are followed. Kimberly-Clark does not source fiber from tropical rainforests or designated ecologically-significant old growth forest areas, and will not knowingly use fiber from any source, anywhere in the world, that was illegally harvested.

Kimberly-Clark devotes substantial resources to evaluating prospective suppliers. As part of its fiber procurement policies, Kimberly-Clark has instituted a forestry audit program for all of its fiber suppliers. A questionnaire is sent to all fiber suppliers requiring them to confirm and demonstrate that no fiber is sourced from ecologically-significant old growth forests in contravention of the Company's policies. In addition, suppliers are subject to forestry site audits, during which the responses to the questionnaire are confirmed. Kimberly-Clark's plan is to audit all of its fiber suppliers to ensure compliance with its forestry policies. By the end of 2005, the Company will have audited all of its top suppliers, accounting for 90% of its global fiber purchases. The Company plans to conduct these audits on a continuing basis.

Fiber Certification Schemes

It is Kimberly-Clark's policy that all of its global fiber suppliers adhere to one of five internationally recognized forest certification systems, and currently 85 - 90% of the suppliers are certified with the remainder expected to become certified in the next several months. Firms not meeting these requirements will not be eligible to do business with Kimberly-Clark. Any certification system recognized by Kimberly-Clark requires compliance with the generally accepted criteria for sustainable forestry management, which include:

- commitment to forest regeneration and reforestation;
- protection of soil quality, riparian zones and water quality;
- protection of ecologically and culturally unique forest areas;
- maintenance and conservation of biological diversity;
- stakeholder consultation and public reporting; and
- continuous improvement in forestry practices.

Kimberly-Clark recognizes the following forest certification schemes:

- American Forest & Paper Association's Sustainable Forestry Initiative (SFI) Standard;
- Canadian Standards Association's (CSA) National Sustainable Forest Management Standard (NSFMS);
- Forest Stewardship Council (FSC) Standard;
- Sistema Brasileiro de Certificacao Florestal (CEFLOR) in Brazil; and
- Program for the Endorsement of Forest Certification Schemes (PEFC) in Europe.

There is no single accepted forest management standard worldwide. As a global company sourcing fiber worldwide, Kimberly-Clark recognizes the importance of flexibility in forest certification systems and the need for these systems to be responsible to specific local requirements.

Kimberly-Clark is not unique in its recognition of multiple certification schemes. Governments also recognize a variety of schemes. For example, the UK government's procurement policy on timber and timber products recognizes FSC, CSA and SFI for sustainability.

Availability of FSC Certified Fiber

Even taking into account the variety of available certification schemes, not all of the world's forests are certified. In fact, the Food and Agricultural Organization of the United Nations estimates that at the end of 2004, there were 4 billion hectares of forests in the world, of which less than 6% were certified. Data provided by the Forest Stewardship Council and the environmental organization Metafore show that 25.8% of the world's certified forests have been certified under the FSC scheme, meaning that only 1.5% of the world's forests are FSC-certified.

Kimberly-Clark purchases FSC-certified fiber where it is available and meets its product performance and fiber cost requirements. However, the availability of this fiber is limited. According to the Canadian Sustainable Forestry Certification Coalition, as of September 2005, FSC-certified forest lands accounted for only 8.6% of the total certified forest lands in Canada, and little of the pulp made from this fiber is commercially available to third party buyers like Kimberly-Clark.

The Company has concluded that there is not enough FSC-certified fiber available to allow Kimberly-Clark to rely exclusively on this certification scheme. In addition, it is highly unlikely within the next five to ten years there will be enough FSC-certified market pulp to allow Kimberly-Clark to exclusively utilize this fiber.

Use of Recycled Fiber

Kimberly-Clark has conducted extensive research regarding the various types of fiber and the use of recycled fiber in its products. Generally, recycled fiber has physical properties different than the hardwood or softwood fibers that are otherwise used, which can result in less consumer satisfaction with product performance. The results of Kimberly-Clark's studies show that as the amount of recycled fiber in the product is increased, product performance attributes, such as softness and absorbency, are adversely affected. Additionally, in North America, no premium performance facial tissues sold in the consumer market contain recycled fiber. The combined total of all branded tissue products, including napkins, that contain recycled fiber accounted for 1.8% share of all dollars spent on such products in the United States in 2005. Research has found that consumer preference for bath tissue declines as the recycled fiber content of the tissue is increased. Recycled fiber is typically less bright, less white, and contains ink specs that cause it to look different than virgin materials. For bath tissue products, substituting recycled fiber for virgin fiber requires an increase in the number of plies and higher basis weights to deliver the same level of product performance.

The market for away-from-home tissue products, which serve markets such as hotels, restaurants and businesses, is different from the market for premium consumer products. Away-from-home tissue products contain a higher recycled fiber content. Kimberly-Clark uses an average of 40-60% recycled fiber content in these products. Kimberly-Clark continues to examine the use of recycled fiber in its products, but recognizes that use of recycled fiber will not eliminate the use of virgin fiber.

Public Availability of Information

Kimberly-Clark highlights its dedication to sustainable forestry on its website. A link to its two-page summary of its sustainable forestry practices is prominently displayed on its home page (www.kimberly-clark.com). This summary directs readers to the complete sustainability report available at http://www.kimberly-clark.com/aboutus/Sustainability2004. This report includes statistical information regarding the percentage of the Company's fiber purchases that are certified by the various certification schemes, as well as detailed information regarding the Company's use of recycled fiber in various products. Furthermore, Kimberly-Clark routinely responds to inquiries from stockholders, public interest groups and other concerned citizens explaining the Company's policies and practices regarding the source of the fiber it uses.

Representatives of Kimberly-Clark met by telephone with representatives of the Proponents on December 9, 2005 to discuss their concerns, and has had numerous meetings with other groups regarding the Corporation's sustainability policies and practices. Enclosed with this letter as Exhibit B is the slide presentation provided to the Proponents, which we submit includes the type of information required to be included in the report requested by the Proposal. Accordingly, the Proponent's request for a report has already been substantially implemented because the Company has already published, and continues to make available, the type of information required by the Proposal.

Prior Decisions by the Staff

The Staff has consistently taken the position that shareholder proposals that implicate a company's environmental policies have been substantially implemented because of the subject company's existing practices. In International Business Machines Corporation (January 31, 1994), for example, the Staff concluded that a proposal requiring the company to adopt an environmental policy had been substantially implemented because of the company's existing practices. The Staff has also permitted the exclusion of a proposal that required the issuance of an annual sustainability report because the company already issued a Corporate Responsibility Report and updated it at least annually. (ConAgra Foods, Inc., May 20, 2005). A company need not implement a proposal precisely to rely on Rule 14a-8(i)(10). SEC Release No. 34-20,091 (August 16, 1983).

The Staff has also permitted the exclusion of proposals related to social issues. See The Gap, Inc. (March 16, 2001) (permitting the exclusion of a proposal that the board prepare a report on the child labor practices of Gap suppliers because the company had adopted and implemented a code of vendor conduct, monitored compliance therewith and publicly disclosed such information); Kmart Corporation (February 23, 2000) (permitting the exclusion of a proposal requesting a report on the company's vendor standards and compliance mechanisms because the company had implemented the proposal through its code of conduct, established a monitoring program, circulated a report and discussed the matter); and Nordstrom Inc., February 8, 1995 (permitting the exclusion of a proposal requiring a report on overseas sourcing policies and standards for overseas suppliers because the company had already adopted guidelines that addressed the same practices and monitored compliance therewith).

The Staff has previously agreed that a proposal has been "substantially implemented," and therefore could be excluded on the basis of Rule 14a-8(i)(10) when the Staff has noted that the company "routinely responds to inquiries on matters relating to the subject of the proposal, including presumably any future inquiries by the proponents." (Sears, Roebuck and Co,

February 23, 1998 (permitting exclusion of a proposal requesting a report to shareholders regarding its import buying policy and procedures)). Kimberly-Clark similarly responds to inquiries from and meets with persons who have concerns regarding its sourcing of fiber, and makes such information publicly available on it website.

The Company respectfully submits that it has substantially implemented the Proposal, because as shown by information available to the public on the Company's website, and as demonstrated by the presentation given to the Proponents, enclosed as Exhibit B, the Company has already prepared a report assessing the feasibility of phasing out its use of non-FSC certified fiber within 10 years, as requested by the Proponent. Therefore, the Proposal properly may be omitted under Rule 14a-8(i)(10).

Conclusion

On the basis of the foregoing, the Company intends to exclude the Proposal from the Proxy Materials in reliance on Rule 14a-8(i)(10). On behalf of the Company, we request that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if it does so.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned at 214-740-8615.

Best regards,

Melissa M. Munson

Melissa M. Munson

cc: Timothy C. Everett, Kimberly-Clark Corporation
Gina E. Betts, Locke Liddell & Sapp LLP

Enclosures

EXHIBIT A


Domini
SOCIAL INVESTMENTS

The Way You Invest Matters®

November 11, 2005

RECEIVED

NOV 14 2005

DALLAS LEGAL DEPT.

Secretary
Kimberly-Clark Corporation
351 Phelps Drive
Irving, Texas 75038

Via Federal Express

Re: Shareholder Proposal Requesting Report on Sustainable Forestry

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 124,000 shares of Kimberly-Clark Corporation.

I am writing to submit the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Kimberly-Clark shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Kimberly-Clark shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You will be receiving identical proposals from several investors. Please consider Domini Social Investments as the lead sponsor of the proposal. We would welcome the opportunity to discuss this proposal with you. I can be reached at (212) 217-1112 and at kshapiro@domini.com.

Sincerely,

Karen Shapiro

Karen Shapiro
Shareholder Advocacy Associate

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com



Sustainable Forestry

Whereas:

Kimberly-Clark is a leader in the global forest products industry and the largest manufacturer of tissue products in the world. The forest products industry is the largest industrial consumer of ancient forests. Kimberly-Clark uses more than 3 million metric tons of virgin fiber each year.

Kimberly-Clark sources virgin tree fiber from Canada's Boreal forest, the largest remaining ancient forest left in North America. As one of the world's largest storehouses of carbon, preservation of the Boreal is critical to mitigating climate change. The Boreal is home to nearly 50% of North America's bird species and contains the largest remaining populations of woodland caribou and wolverines. These and other species have declined significantly due to habitat loss, in part, from unsustainable logging.

Forest certification programs recognize forestry operations that adopt environmentally and socially responsible practices. Our company is requiring all of its global fiber suppliers to adhere to one of five international forest certification systems by the end of 2005. Of the certified fiber currently procured by Kimberly-Clark, 62% is certified to the Sustainable Forest Initiative (SFI), developed by the American Forest & Paper Association's a forest industry trade association.

The Forest Stewardship Council (FSC), a third-party auditor, is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. Virgin tree fiber from logging operations certified to FSC standards is increasingly available. Credibility is the most important criterion for the selection of any certification scheme. By accepting fiber from the full panoply of available certification schemes, our company fails to set any standard at all.

Protests across North America have targeted our company for its fiber sourcing practices. Companies such as Home Depot, Lowe's, Ikea, and Andersen Windows have FSC-certified wood procurement preferences. Major banks, such as JP Morgan Chase and Bank of America, have adopted policies limiting or prohibiting investment in companies and industries that negatively impact ancient forests.

JP Morgan Chase's 2005 Public Environmental Policy Statement states, "The Forest Stewardship Council (FSC) is one of the most robust high conservation value assessment processes. We prefer FSC certification when we finance forestry projects...."

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 1, 2006, assessing the feasibility of phasing out our company's use of non-FSC certified fiber within 10 years.

Supporting Statement:

Proponents believe that our company's current practices present serious risks to long-term shareholder value. It is critical for Kimberly-Clark to develop policies to ensure a long-term sustainable supply of raw materials and mitigate reputational risks by procuring fiber certified using credible standards.

We believe that a thorough feasibility study should discuss the Company's explicit goals and timeframes with respect to both:

- Increasing the use of FSC-certified virgin fiber with the goal of phasing out virgin fiber certified by less reliable and credible certification schemes; and
- Increasing the use of recycled fiber in both consumer and commercial products as a means to reduce reliance on virgin materials.

EXHIBIT B

Kimberly-Clark



Enhancing the Health, Hygiene and Well-Being
of People Every Day Everywhere







OS&H





CONSUMER





Kimberly-Clark Response to Domini Social Investments Shareholder Resolution

December 9, 2005





Enhancing the Health, Hygiene and Well-Being of People Every Day, Everywhere



Meeting Agenda



- Discuss Kimberly-Clark's Forestry and Fiber Procurement Policies.
- Discuss Kimberly-Clark's use of Forest Stewardship Council (FSC) certified pulp.
- Discuss implications of using recycled fiber in premium consumer tissue products in North America.


OS&H


CONSUMER



Sustainable Forestry Management

Policy Statements



- K-C no longer owns or manages any forest lands in North America.
- K-C adopted one of the most progressive Sustainable Forestry Policies in the tissue industry in 1991, and has been a leader in this area for decades.
  - K-C practiced Sustainable Forestry on its own forestlands for more than 60 years.
  - K-C only sources fiber from suppliers that practice Sustainable Forestry Management





Sustainable Forestry Management

Policy Statements




OS&H




CONSUMER

- K-C selects fibers for use in its products both:
  - To insure that applicable product performance and customer requirements are fully and consistently met.
  - To insure that K-C's Sustainable Forestry Policies are being followed.
- Wherever possible, K-C uses recycled fiber and virgin fibers made from high yield processes.



Sustainable Forestry Management

Application of Policies


Vision
2010



OS&H



CONSUMER



- Kimberly-Clark also has one of the most progressive Fiber Purchasing Policies in the North American tissue industry.
  - K-C does not source fiber from tropical rainforests or designated ecologically-significant old growth forest areas, including such areas in Canada's Boreal Forest.
  - K-C will not knowingly use fiber from any source, anywhere in the world, that was illegally harvested.





Sustainable Forestry Management

Application of Policies



- Kimberly-Clark is a strong supporter of third-party forest certification.
- K-C requires that all of its global fiber suppliers adhere to one of five internationally recognized forest certification systems.





  - American Forest & Paper Association's (AF&PA) Sustainable Forestry Initiative (SFI) Standard.
  - Canadian Standards Association's (CSA) National Sustainable Forest Management Standard (NSFMS).
  - Forest Stewardship Council (FSC) Standard.
  - Sistema Brasileiro de Certificacao Florestal (CERFLOR) in Brazil.
  - Program for the Endorsement of Forest Certification Schemes (PEFC) in Europe.

OS&H

CONSUMER





Sustainable Forestry Management

Application of Policies



OS&H






- Any certification system recognized by K-C requires compliance with the generally accepted criteria for sustainable forestry management. These criteria include:
  - Commitment to forest regeneration and reforestation.
  - Protection of soil quality, riparian zones and water quality.
  - Protection of ecologically and culturally unique forest areas.
  - Maintenance and conservation of biological diversity.
  - Stakeholder consultation and public reporting.
  - Continuous improvement in forestry practices.





Discussion of Forest Certification Schemes




OS&H


CONSUMER

- Most forest certification schemes, like the Forest Stewardship Council (FSC) scheme include a social component and require public consultation.
- Several studies, including those conducted by UPM-Kymmene and Savcor Indufor Oy, have not found any significant on-the-ground differences between the major forest certification schemes.
- The decision on which certification scheme to use will vary by the type of forest ownership – whether they are public lands, private industrial or private non-industrial forest lands.



Discussion of Forest Certification Schemes


Vision
2010





- Regardless of the specific forest certification scheme chosen, certification has improved standards of forest management globally.



- Private companies and Governmental procurement agencies are recognizing and accepting several forest certification schemes in their purchasing decisions.



  - For example, the UK Government recognizes that FSC, CSA and SFI ensure that forests are sustainably managed.

OS&H


CONSUMER


06

K-C's Findings Regarding Forest Certification Schemes It Recognizes









- As a global company sourcing fiber worldwide, K-C recognizes the importance of flexibility in forest certification systems and the need for these systems to be responsive to specific local requirements.
- Based on 40 forestry field audits conducted to date, K-C has not seen any significant on-the-ground differences between the major forest certification schemes.
- K-C supports the ongoing revision of the various certification schemes in response to best practices.
- K-C is a member of the World Business Council for Sustainable Development and its Sustainable Forest Products Industry Working Group.

Kimberly-Clark

Enhancing the Health, Hygiene and Well-Being of People Every Day Everywhere

Forest Certification Types Achieved By K-C Tissue Pulp Suppliers


Forest Certification
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Percentage
37.1
36.3
11.8
9.8
5.0
SFI
CERFLOR
CSA
FSC
PEFC
Certification Type



December 9, 2005


Kimberly-Clark
Enhancing the Health, Hygiene and Well-Being of People Every Day. Everywhere

Support For Forest Stewardship Council Certified Fiber






OS&H




CONSUMER



- Kimberly-Clark purchases FSC-certified fiber where it is available and meets K-C's product performance and fiber cost requirements.
  - According to the Canadian Sustainable Forestry Certification Coalition, as of September 2005, FSC-certified forest lands accounted for only 8.6% of the total certified forest lands in Canada.
    - Little of the pulp made from this fiber is commercially available to third party buyers like Kimberly-Clark.

FSC-Certified Forests In The World




OS&H


CONSUMER


- There is clearly not enough FSC-certified fiber available to allow even K-C to rely exclusively on this certification scheme.
- The Food and Agricultural Organization of the United Nations estimates that at the end of 2004 less then 6% of the world's forests were certified.
- Data provided by the Forest Stewardship Council and the environmental organization Metafore show that 25.8% of world's certified forests have been certified under the FSC scheme.
- Thus, only 1.5% of the world's forests are FSC-certified.









K-C's Use Of Canadian Boreal Fiber







- Currently, 34% of the total virgin tissue pulp used by K-C globally is sourced from Canada.
- Approximately 15% of the total virgin pulp used by K-C globally is sourced from Canada's Boreal Forest.
  - K-C's use of boreal fiber globally represents only 3.5% of total Canadian Boreal pulp produced, and 1.3% of the total amount of Canadian Boreal forest products produced.


Enhancing the Health, Hygiene and Well-Being
of People Every Day. Everywhere





OS&H



CONSUMER

Kimberly-Clark's Use Of Pulp Made From Fiber From Canada's Boreal Forest

- It's important to note that the vast majority of trees in the Boreal Forest and other areas of Canada are not harvested for the manufacture of pulp.
  - According to the Canadian Forest Service, 83% of all trees harvested in Canada in 2000 were used to produce lumber to build homes.
  - The vast majority of fiber used to make the pulp that K-C purchases comes from residual waste (i.e., sawdust and chips) from the lumber-production process.
  - If K-C were to stop using this fiber, these trees would likely still be cut.






Vision
2010




OS&H




CONSUMER

K-C Response To Increasing The Use Of FSC-Certified Virgin Fiber With The Goal Of Phasing Out Virgin Fiber Certified By Other Certification Schemes

- K-C has progressive forestry policies regarding sourcing virgin fiber from third-party certified forests, helping to ensure the sustainability of the world's forests.
- As a global company sourcing fiber worldwide, K-C recognizes the importance of flexibility in forest certification systems and the need for these systems to be responsive to specific local requirements.
- K-C does use FSC-certified pulp where it is available and meets our technical and cost requirements.
- Only 1.5% of the world's forests are FSC-certified.
- It is highly unlikely within the next five to ten years there will be enough FSC-certified market pulp to allow K-C to exclusively utilize this fiber.




Vision
2010









Product Attributes Required By North American Consumers For Premium Tissue Products

- Toilet and Facial Tissue
  - Softness
  - Bulk (i.e., thickness)
  - Strength
  - Drape and suppleness (i.e., indicators of softness)
- Towel Products and Napkins
  - Absorbency
  - Strength



The Fibers We Use







Softwood

- Predominantly Northern spruce, fir, and pine.
- Role = **STRENGTH**



Hardwood

- Predominantly South America eucalyptus or Northern maple.
- Role = ***Softness***

OS&H

CONSUMER




Vision
2010




OS&H



CONSUMER

Comparison Of Recycled Fiber To Virgin Fiber



- Generally speaking, recycled fibers (RF) are not similar to hardwood or softwood fibers in fiber length or coarseness.
- Recycled fiber is also typically:
  - Lower in brightness.
  - Lower in whiteness.
  - Contains "ink specks."




06




OS&H


CONSUMER


Challenges With Using Recycled Fiber

- Tissue products containing RF typically have weaker, stiffer properties due to processed RF that reduces softness and absorbency.
- RF has inconsistent properties due to the variable fiber supply.
- Removing contaminants can make RF more expensive than virgin fiber.












CONSUMER

RF In Cottonelle®-like Mainline Bath Tissue Prototype

- Research has consistently found that consumer preference for bath tissue declines as RF content is increased.
- Softness Paired Comparison Preference Test.

Bath Tissue With RF	Percent Preferring 100% Virgin Fiber Bath Tissue
20% RF	79 %
40% RF	88%







OS&H


CONSUMER

Product Performance And RF

- Do the results of our studies mean that RF is incompatible with premium tissue products?
- Not necessarily, although product performance attributes are adversely affected by including RF.

Summary Of K-C Research







- In North America, there are no premium performance facial tissues sold in the consumer market that contain RF.
  - Products that do contain RF have very low product performance.
- Substituting RF for virgin fiber leads to reduced product performance.
- For bath tissue products, substituting RF for virgin fiber requires an increase in the number of plies and higher basis weights to deliver the same level of product performance.

Market Share Of Facial Tissue Brands In The U.S.


2005 Market Share in Dollars Spent
Percent
60
50
40
30
20
10
0
50.5
23.5
0.8
0.2
0.0
0.0
Kleenex
Puffs
Marcal
Soft 'N Gentle
Seventh Generation
Green Forest
Facial Tissue Brands

- Kleenex and Puffs' brands are manufactured by K-C and Procter & Gamble, respectively.
- Soft 'N Gentle and Green Forest brands are manufactured by Georgia-Pacific.
- Marcal, Seventh Generation and Green Forest all contain RF.
- Facial tissue brands that contain RF account for only 0.9% of dollars spent in year-to-date 2005.
- The source of the data is A.C. Nielsen scanner data and K-C Marketing Research.



Market Share Of Towel Products In The U.S.




2005 Market Share in Dollars Spent
Percent
45
40
35
30
25
20
15
10
5
0
40.7
19.5
11.3
8.4
1.6
0.1
0.1
Bounty
Private Label
Brawny
Viva
Marcal
Green Forest
Seventh Generation
Towel Brands

- Bounty and Viva brands are manufactured by Procter & Gamble and K-C, respectively.
- Brawny and Green Forest brands are manufactured by Georgia-Pacific.
- Marcal, Seventh Generation and Green Forest all contain RF.
- Towel brands that contain RF account for only 1.8% of dollars spent in year-to-date 2005.







Market Share Of Dry Bath Tissue Brands In The U.S.


2005 Market Share in Dollars Spent
Percent
30
25
20
15
10
5
0
25.6
15.0
14.6
1.2
0.1
0.1
Charmin
Cottonelle
Quilted Northern
Marcal
Green Forest
Seventh Generation
Bath Tissue Brands

- Charmin and Cottonelle brands are manufactured by Procter & Gamble and K-C, respectively.
- Quilted Northern and Green Forest brands are manufactured by Georgia-Pacific.
- Marcal, Seventh Generation and Green Forest all contain RF.
- Bath tissue brands that contain RF account for only 1.5% of dollars spent in year-to-date 2005.




Vision
2010



OS&H




CONSUMER

Summary Of Market Share Data For Tissue Products Containing RF In The U.S.

- American consumers vote with their pocketbooks.
- The combined total of all branded tissue products, including napkins, that contain RF accounted for 1.8% share of all dollars spent in the U.S. year-to-date in 2005.


06




OS&H


CONSUMER


Business Implications




- Different companies produce the top two selling products in all three tissue product categories.
- No single company can unilaterally change its fiber composition to make a less competitive tissue product.
- It is not in the best interests of the Corporation to put itself at a competitive disadvantage in the premium tissue products market.

Tissue Manufacturing Technology



- Premium tissue manufacturers are moving away from conventional light dry crepe (LDC) manufacturing to through-air dried (TAD) manufacturing.





- The improvement in tissue sheet properties include:
  - Increased softness for bath tissue.
  - Increased bulk in all tissue grades.
  - Doubling the absorbent capacity of towels as compared to conventionally manufactured towels.


CONSUMER







Tissue Manufacturing Technology





- TAD tissue manufacturing can reduce the amount of fiber needed to produce premium products.
  - K-C's proprietary Uncreped Through-Air Dried tissue-manufacturing technology can reduce the amount of fiber in K-C's products by up to 15%, when compared to conventional processes.















The Use Of RF Increases Tissue Machine Energy Costs

- Energy usage in Million British Thermal Units per metric tonne.

Tissue Machine Type	Virgin	RF
Conventional	15-17	15-19
Through-Air Dried	17-21	20-22



- RF use can lead to higher energy use.








Using Wastepaper In The Tissue Making Process Generates Significant Quantities Of Solid Waste





- The use of wastepaper to manufacture tissue products produces significant quantities of solid waste that cannot easily be disposed.
  - Wastepaper is converted into usable recycled fiber with an efficiency of 65%, measured on a weight basis.
  - For each ton of tissue containing RF that is produced, approximately 0.78 tons of wastewater treatment plant sludge is produced.
    - This is 20 times higher than the amount of sludge produced at a tissue mill using virgin fiber only.
    - This sludge also has an ash content (from paper fillers) of 40% which makes incineration of the waste difficult and in most cases results in landfilling of the material.











Summary Of Impacts Of Using RF In The Tissue Manufacturing Process

- Increased processing costs.
  - Higher energy usage.
  - More process chemicals needed.
- Increased fiber usage.
  - Higher basis weight.
  - Increased number of plies.
- Increased solid waste generation.
  - 20 times higher than virgin tissue mills.
- Reduced productivity.
  - More difficult to process.
  - Slower tissue machine speeds.
- Loss of consumer preference.

















Using RF In The Tissue Making Process Will Not Eliminate The Use Of Virgin Fiber

- One frequently hears that paper products containing recycled fiber are "environmentally preferable."
  - A common misconception is that recycling wastepaper eliminates the need for the use of trees to produce virgin fiber.
    - RF has a finite "life span."
    - In theory, paper fibers can be used 5 to 7 times before breaking down.
    - In practice fiber is used between 1 and 2 times.
  - A steady influx of virgin fiber into the overall system is essential.
    - The efficiency of converting wastepaper into useable fiber for tissue manufacture is only 65%.
  - Virgin fiber from certified forestry operations should also be seen as "environmentally responsible."

K-C Response To Increasing The Use Of Recycled Fiber In Both Consumer And Commercial Products As A Means To Reduce Reliance On Virgin Materials.









- North American consumers of premium tissue products value strength, softness and absorbency.
- Tissue products containing RF typically have weaker, stiffer properties due to processed RF that reduces softness and absorbency.
- There are other environmental impacts of using RF in the tissue manufacturing process.
- In North America, there are no premium performing facial tissues that contain RF.
- The combined total of all branded tissue products, including napkins, that contain RF accounted for 1.8% share of all dollars spent in the U.S. year-to-date in 2005.
- No single company can unilaterally change its fiber composition to make a less competitive tissue product. Using RF in the tissue making process will not eliminate the use of virgin fiber.


Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters℠

January 24, 2006

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
800 F Street, NE
Washington, DC 20549

By Federal Express

Re: Kimberly-Clark Corporation
Shareholder Proposal of Domini Social Investments LLC et al.
Requesting a Sustainable Forestry Report

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC, the Basilian Fathers of Toronto, the Sisters of the Order of St. Dominic of Grand Rapids, Michigan, Vanderryn International Corporation and the Vanderryn Trading Corporations, Calvert Asset Management Company, Inc., the Sisters of the Order of St. Dominic of Grand Rapids, Michigan, and Milwaukee Province of the School Sisters of Notre Dame ("the Proponents") in response to a letter written by a attorneys representing Kimberly-Clark Corporation ("the Company") dated December 16, 2005, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("No- Action Request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials because the Proposal has been substantially implemented (Rule 14a-8(i)(10)). We disagree with the Company's argument, and respectfully request that the Company's request for no-action relief be denied.

I. Summary

The Proposal requests that "the Board of Directors prepare a report assessing the feasibility of phasing out our company's use of non-FSC[1] certified fiber within 10 years." The Supporting Statement recommends that "a thorough feasibility study should discuss the Company's explicit goals and timeframes with respect to both:

- Increasing the use of FSC-certified virgin fiber with the goal of phasing out virgin fiber certified by less reliable and credible certification schemes; and
- Increasing the use of recycled fiber in both consumer and commercial products as a means to reduce reliance on virgin materials."

[1] This letter addresses a number of forestry certification standards, hereinafter referred to by their acronyms: Forest Stewardship Council (FSC); American Forest & Paper Association's Sustainable Forestry Initiative (SFI), Canadian Standards Association (CSA) and Programme for the Endorsement of Forest Certification (PEFC).

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: *info@domini.com*, URL: *www.domini.com* DSIL Investment Services LLC, Distributor



The Company's request for no-action relief should be denied because the Company has not produced the report requested – in any form – and the information the Company has provided is materially misleading in numerous respects.

Before launching into a lengthy, and largely irrelevant, discussion of the Company's approach to sustainable forestry, the Company argues that it has substantially implemented the Proposal, noting that "[t]he Company already closely monitors the source of the tissue used in its products, and publicly discloses information regarding the types of certified tissue it uses, including FSC-certified fiber." (No-Action request at 2)

Whether the Company monitors and/or discloses this information is irrelevant. As noted above, the Proposal requests that a very specific assessment be conducted. This statement, and much of the remainder of the Company's argument, appears to rest on the assumption that as long as the Company is doing a respectable job in sourcing its raw materials, it can omit the Proposal. The Company is mistaken in its interpretation of Rule 14a-8(i)(10), which requires that the Company to reasonably and substantively address the core request presented by the Proposal. It is also important to note that the Proposal addresses all virgin forest materials sourced by the Company, not just "tissue."

The Company has not produced the report requested. Rather, by cobbling together various pieces of information tangentially related to the Proposal's request, and claiming that it regularly meets with shareholders and others, and regularly makes information available, it argues that it should be afforded relief under 14a-8(i)(10). The Company relies most heavily on a Power Point presentation presented to Proponents on December 9, 2005, and included as Exhibit B of its No-Action Request ("the Power Point presentation", Exhibit C). As discussed below, however, the Power Point presentation does not satisfy the Proposal's request.

The Power Point presentation contains a single slide on the question of phasing out the use of non-FSC certified fiber. This information is repeated in the No-Action Request. It amounts to several misleading calculations of the amount of FSC-certified material currently available, and a bald statement that it is "highly unlikely" that the Company will be able to exclusively rely on this material in 5-10 years. As discussed below, the Company has not provided any evidence that it has seriously considered the matter or performed any form of study, as requested by the Proposal.

The remaining information provided by the Company is irrelevant, and much of it is materially misleading. Proponents can only conclude that this information was provided in order to obscure the absence of the report requested by the Proposal.

Before turning to the relevant precedents, we will first analyze the Company's statements regarding the Proposal's core request – a report assessing the feasibility of phasing out non-FSC certified fiber. Next, we will turn to a discussion of the Company's statements regarding increasing recycled content in its products, requested in the Proposal's Supporting Statement. The remaining material regarding the Company's forestry policies and practices is not responsive to the Proposal. However, we have isolated a number of statements we believe to be materially misleading to place the Company's assertions in proper context.

Perhaps the most alarming of these statements are a series of claims relating to the Company's fiber procurement policies. Although these statements are discussed below in greater detail, it is worth highlighting this particular point at the outset, because the Company's repeated assertions of its



commitment to sustainable forestry rest on the strength of its policies. As discussed below, although the Company claims that they follow sustainable forestry management practices, and mandate avoidance of fiber from rainforests, old growth forests and illegally harvested fiber, their actual policy contains no such prohibitions. As discussed below, the policy explicitly commits the Company to "sustained yield" forestry, an approach to forestry management that is significantly different, and incompatible with, "sustainable forestry management."

In short, the actions requested in the Proposal have not been substantially implemented by the Company because the core concerns raised by the Proposal have not been reasonably and substantially addressed, and much of the information provided that purports to implement the Proposal is materially misleading. *Dow Chemical Co.* (February 23, 2005).

II. The Company's statements regarding use of FSC-certified fiber do not address the Proposal's request

The Proposal requests a study assessing the feasibility of phasing out the Company's use of non-FSC certified fiber within 10 years. The only apparent response to this request is available at pages 3-4 of the Company's No-Action letter, and Slide 16 of the Power Point presentation. These statements are the only available statements from the Company that address the core request of the Proposal.

The Company's No Action request contains only vague statements regarding the availability of the requested report. The Company appears to assert that the Power Point presentation is the report requested, or at least a significant element of this 'report', although this is unclear (*No Action Request* at 5). The only discussion of the feasibility of increasing the use of FSC certified fiber, however, appears on one slide out of the 35 slide presentation (the content of this slide 16 is repeated in the *No Action Request* at pages 3 and 4).

The Company's 'analysis' of the feasibility of phasing out non-FSC certified fiber amounts to an assertion that current availability of this fiber is limited, and that it is not likely to increase sufficiently in ten years. The Company provides no credible evidence to support this analysis, and no evidence that it has actually studied the matter.

The Company's 'analysis' begins with a feat of extremely creative math to arrive at the conclusion that "only 1.5% of the world's forests are FSC-certified." (*No Action Request* at 4). This statement is materially misleading. Metafore, the same organization from which the Company derived its data, provides a comparison on its website of five forestry certification schemes, including four of the schemes the Company uses (SFI, FSC, CSA and PEFC). According to Metafore, FSC represents the second largest amount of certified forest area, and SFI, the scheme developed by the American Forest & Paper Association – the industry's trade association – and that currently represents 62%[2] of the Company's supply, ranks fourth.[3]

[2] Kimberly-Clark 2004 Sustainability Report at 30, available at http://www.kimberly-clark.com/aboutus/Sustainability2004/2004 Sustainability.pdf. This figure is also included in the third whereas clause of the Proposal, and has not been challenged by the Company. Note that slide 11 of the Power Point presentation suggests that approximately 37% of the Company's virgin pulp supply is certified to the SFI standard. This chart, however, only includes "tissue pulp." The Company's Sustainability Report provides figures for their total virgin supply, and the numbers are substantially different.

[3] http://www.certifiedwoodsearch.org/matrix/matrix.asp, accessed January 23, 2006.

It is true that FSC is a smaller player than SFI in North America, but the Company is making a global comparison here. In Proponents' view, the Company is seeking to manipulate the data to suggest that FSC is a very small player, when it is in fact one of the world's largest. In addition, FSC operates in 59 countries, where SFI is limited primarily to the U.S. and Canada. The Company may, of course, simply be sloppy in its math. Had the Company performed the same global calculation for SFI, it would have come up with a significantly smaller number. Either way, it is significant to note that the Company does not disclose the comparable figures for SFI. Such a small global percentage would certainly not be consistent with the Company's overwhelming dependence on SFI-certified fiber.[4] At the very least, the inclusion of SFI figures would highlight the absurdity of the Company's calculation.

The Company then proceeds to argue that the availability of FSC-certified fiber is "limited" (of course, all certified fiber is 'limited') and that FSC-certified lands account for only 8.6% of the total certified forest lands in Canada, and that little is available to the Company. Within two paragraphs, the Company has jumped from a global percentage to a Canadian percentage, without any rationale for the scope of either calculation, and without any comparison of these numbers to the other schemes upon which the Company relies.[5] In addition, the Company's figures are out of date. According to FSC Canada, Canada contains the largest amount of FSC-certified forest area in the world, representing a total of 11% of Canada's managed forests.[6]

The Company then concludes that there is not enough FSC-certified fiber available to allow the Company to rely exclusively on FSC-certification, and that "it is highly unlikely within the next five to ten years there will be enough FSC-certified market pulp to allow Kimberly-Clark to exclusively utilize this fiber." (*No-Action request* at 4). The Company appears to have pulled this conclusion out of the air. The Proposal requests that the Board of Directors report on the results of an assessment of this question. It does not request that the Company offer its unconsidered opinion on the matter. The phrase "highly unlikely" implies that the question has been met with only minimal consideration, and nothing has been provided to Proponents to suggest otherwise.

<u>This 'analysis' represents the only statements the Company has committed to paper on the feasibility of phasing out non-FSC certified pulp and should not be considered a 'report' for purposes of 14a-8(i)(10).</u> In addition to the utter absence of any analysis of the question at hand, this so-called 'report' fails to meet the Proposal's request that the report be prepared by the Board of Directors, and the Supporting

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[4] The Company has demonstrated its willingness to expand and contract the scope of its calculations to suit its needs in several places. In its discussion of recycled content, for example, the Company limited its survey to the audience least likely to be receptive to the idea (North Americans), and the product line where incorporation of recycled content would be most difficult (premium products)(see below for additional discussion of this point). These rhetorical games leave Proponents with very little credible data to rely upon.

[5] The Company states in its Power Point presentation that "34% of the total virgin tissue pulp" used by the Company globally is sourced from Canada. As noted above, the Company is playing with its variables. "Tissue" pulp is a subset of the total virgin product purchased by the Company, which includes round wood, wood chips, and other forms of fiber and virgin pulp. (Exhibit C at Slide 14).

[6] http://www.fsccanada.org/pdf_document/FSCstatus_WorldCanada_September05.pdf. In September 2005, two major areas in Canada were certified to the FSC standards, including Tembec's 1.2 million hectares (nearly 3 million acres). LaSarre forests in Quebec and Alberta Pacific Industries recently announced FSC certification of 5.5 million hectares (13.6 million acres) of forest in Alberta. With these certifications, Canada is now the leading country in the world for FSC-certified forests with 15.4 million hectares, or 24% of the global total of 65 million hectares. Source: Footprints in the Forest: Current Practice and Future Challenges in Forest Certification – FERN, available at http://www.fern.org/media/documents/document_1890_1900.pdf



Statement's suggestion that it include both "explicit goals and timeframes" with respect to both increasing use of FSC-certified pulp, and increasing the use of recycled fiber "in both consumer and commercial products…."

III. The Company's discussion of its use of recycled content is misleading and nonresponsive

In Proponents' view, any reasonable attempt to implement the Proposal's request should include a thorough analysis of the Company's dependence on virgin fiber, particularly if there is insufficient FSC-certified fiber to meet the Company's needs. A stand-alone study analyzing the feasibility of increasing recycled content cannot be said to substantially implement the Proposal, as the Proposal contemplates that this analysis be a component of the larger analysis regarding FSC-certified fiber. Even a meaningful study regarding recycled content would not provide investors with the information requested if it was not incorporated into the larger analysis. For the reasons discussed below, the Company's survey is limited and highly flawed, and is not responsive to the Proposal's request.

Proponents also understand that the Company's premium products currently contain no recycled content, and that there may be significant obstacles to including recycled content in these products, due to the importance consumers of these products place on softness and whiteness. The Supporting Statement therefore addresses the use of recycled fiber in both consumer "and commercial products." The Proposal does not limit the scope of this requested assessment to the Company's premium products, or to the North American market.

The Company discusses the issue of recycled content in its Power Point presentation (Exhibit C, Slides 19 –23). The Company has conducted a consumer preference survey on the issue, but has not provided any information on the methodology used, including the sample size. The conclusions reached, therefore, are not useful. In addition, the Company narrowed the scope of the survey to its premium products (the Proposal requested information relating to "consumer and commercial products"), and to North American consumers – the consumers that are arguably least likely to be amenable to including recycled content in these products. In other words, it narrowed the scope of the analysis to the market least likely to accept recycled content, and the products least likely to accommodate it. Again, the Company has carefully drawn the scope of its analysis to ensure an outcome that would support the status quo.

Most importantly, the Company makes no effort to incorporate this analysis into the larger question of how it can phase out the use of non-FSC certified fiber. Such a study – the analysis actually requested by the Proposal – would be qualitatively different than the limited consumer preference survey conducted by the Company. The remainder of the Company's assertions regarding recycled content relate to the impracticality of incorporating recycled content into the Company's premium products – a proposition not offered by the Proposal – and the environmental impact of recycled fiber use, an unconvincing and largely irrelevant discussion.

The information on recycled content is the closest the Company comes to performing any sort of 'study,' but it is the wrong study, and its methodology was severely flawed.[7]

---

[7] In addition to the methodological problems noted above, the survey failed to ask any questions about the environmental aspects of the product.



IV. Information provided on the Company's forestry practices is non-responsive, and contains misleading information

The Proposal does not request a report on the Company's forestry policies, or their implementation. The Proposal requests that a specific, focused analysis be performed. All information provided on the Company's website, and generally available to shareholders relating to the Company's policies and practices, therefore, is non-responsive. In addition, the information provided is, at best, confusing, and at worst, materially misleading. The following analysis of this information, therefore, is directed primarily toward assessing the credibility of the Company's assertions.

A. The Company's fiber procurement policies

The Company claims that its fiber procurement policies, which are, to the best of Proponents' knowledge, unavailable for inspection, prohibit the use of fiber from "tropical rainforests or designated ecologically-significant old growth forest areas" and prohibits the Company from knowingly procuring "fiber from any source, anywhere in the world, that was illegally harvested." (*No Action Request* at 2)

Presumably, the Company is referring to its "Sustainable Use of Natural Resources" policy, adopted in 1991. This is the only policy Proponents were able to locate in any of the Company's public documents. It is referenced in the Power Point presentation (Exhibit C at Slide 3), and quoted in the Company's most recent Sustainability Report. It is important to note that this policy was not named or quoted in the Company's No-Action Request, presumably because it does not support the Company's assertions.

The policy reads in full:

> *"Sustainable Use of Natural Resources (Adopted 1991)*
> It is the policy of Kimberly-Clark to conduct its businesses with a sincere and proper regard for the need to sustain natural resources. For the purposes of this policy, natural resources shall include fiber and other materials used in the manufacture of corporate products and in providing corporate services.
>
> It is the intent of this policy to:
>
> - **Use sustained yield forestry practices** so that lands continue to provide a source of fiber for corporate products and an attractive natural habitat.
> - Use virgin pulp produced in high yield processes as well as recycled fiber in products and packaging consistent with product performance and customer requirements.
> - Encourage vendors to follow responsible environmental practices by considering such practices in the vendor selection process."

(Kimberly-Clark 2004 Sustainability report at 53, emphasis added)

Notably, the policy makes no reference to rainforests, old growth forests, or illegally harvested fiber. Proponents have been unable to find any formal written policy that explicitly prohibits the Company from purchasing pulp from these sources. More importantly, however, the policy explicitly states that it is a "sustained yield" forestry policy.



It is important to understand that "sustained yield forestry" and "sustainable forest management" are defined terms that represent two very different approaches to forest management. The British Columbia Ministry of Forestry and Range defines sustained yield as "a method of forest management that calls for an approximate balance between net growth and amount harvested." By comparison, the Ministry defines sustainable forest management as "management regimes applied to forest land which maintain the productive and renewal capacities as well as the genetic, species and ecological diversity of forest ecosystems." [8] Thus, sustained yield is based solely on net growth while sustainable forest management is based on multiple criteria. The Natural Resource Defense Council defines sustained yield forestry as a "cut a tree, plant a tree" model that emphasizes maintenance of fiber supply instead of long-term forest ecosystem function.[9]

In essence, the Company makes a number of strong statements about its commitment to sustainable forestry management, but has adopted a policy that takes a very different – and incompatible – approach.

B. The Company's supplier audit program

The Company's discussion of its audit program for suppliers is generally uninformative, and unconvincing. First, the Company does not disclose how many suppliers it uses, or where they are located. It notes that it sends each a questionnaire, but does not disclose the content of this document.[10]

The Company claims that it has audited all of its top suppliers, accounting for 90% of its fiber purchases. It is unclear what this means, as this paragraph begins with the statement that it devotes "substantial resources to evaluating *prospective* suppliers." (No Action Request at 2, emphasis added). In its 2004 Sustainability Report (at 10), the Company notes that its audit program began in 1996 , and elsewhere notes that it has completed 40 field audits to date (Exhibit C, at slide 10). It would appear that it has taken the Company nine years to complete 40 audits. The Company does not disclose how frequently a supplier is audited, or any information regarding the scope of the audit. By contrast, Gap, Inc. reports that in 2004 alone it completed approximately 6,750 visits to 2,672 factories around the world, covering 99.9% of the garment factories approved for use.[11] Hewlett-Packard, a firm that is very new to the practice of auditing suppliers, reports that in 2004 it completed 45 audits, in nine countries.[12] The Company's assertions regarding the seriousness with which it takes its commitment to sustainable forestry do not stand up to this comparison.

[8] http://www.for.gov.bc.ca/hfd/library/documents/glossary/S.htm

[9] http://www.dontbuysfi.com/reports/SFI-FERN_report.pdf

[10] The Company does note that suppliers must certify that they are not providing fiber from ecologically-significant old growth forests "in contravention of the Company's policies", but again, the Company's public policy does not explicitly prohibit use of fiber from these areas.

[11] http://www.gapinc.com/public/SocialResponsibility/sr_facmonitor_ongoing.shtml

[12] http://www.hp.com/hpinfo/globalcitizenship/gcreport/supplychain/performance.html



C. The Company's use of multiple certification schemes

Credibility is the key to any certification scheme[13] Proponents believe that reliance upon schemes that are not broadly respected by all key stakeholders subjects the Company to reputational risk, and threatens the Company's ability to ensure that its practices live up to its stated commitments. Proponents believe that FSC certification is the most credible available forestry certification scheme. The Company does not challenge Proponents' assertion, in the fourth whereas clause of the Proposal, that FSC "is the only independent certification system in the world accepted by the conservation, aboriginal and business communities."

The Company's presentation of the five certification schemes upon which it relies is misleading, in that it ignores the significant differences between the various schemes cited. With the notable exception of FSC, the schemes noted by the Company were all either created by industry, or, in the case of PEFC, by forest owners. According to the Forests and the European Union Resource Network (FERN), standards should be developed "with the full participation of all stakeholders in the area. No interest group should be permitted to dominate that process." (Ozinga, at 35).[14] FERN concludes that of all existing schemes, "only FSC and CSA currently meet most of the criteria for credible certification of sustainable forest management." (Ozinga at 37).

Contrast these statements with the Company's assertions that "there is no single accepted forest management standard worldwide", and that the Company requires compliance with the "generally accepted criteria for sustainable forestry management" (implying that all five schemes meet these standards) (*No Action Request* at 3). According to FERN's evaluation of 8 forest certification schemes, "The FSC should still be seen as the benchmark for credible certification, as it has clear minimum performance-based national standards and a balanced and inclusive decision-making process. It is also transparent and has well developed certification, accreditation, chain of custody and labelling procedures."[15]

The Company boldly suggests that all five schemes are "internationally recognized," and that they all meet generally accepted criteria, completely ignoring all evidence to the contrary.

The Company's statement that the UK government recognizes FSC, CSA and SFI (*No Action Request* at 3) is misleading due to the omission of a material fact: In 2004, the Department for Environment, Food and Rural Affairs of the United Kingdom (DEFRA) commissioned a study of five forest certification schemes, including FSC, CSA and SFI. In a widely publicized statement that we can only assume the Company reviewed, DEFRA found that only FSC and CSA meet the government's standards. PEFC failed to meet the UK government's standards for ensuring that fiber is both sustainably and legally

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[13] See, e.g., Ozinga, S., "Time to measure the impacts of certification on sustainable forest management" Unasylva, 219, Vol. 55, 2004, citing Rametsteinder and Simula ("The crux of the international debate centres on credibility for certification schemes and more deeply about who should define forest management standards and how this takes place."). Unasylva is the international journal of forestry and forest industries published by the Food and Agriculture Organization of the United Nations.

[14] The World Bank has stated that such systems must be "independent and cost effective, that they must require independent third-party assessment of forest management performance, that they must involve full stakeholder participation and that the decision-making procedures must be fair, independent and designed to avoid conflict of interest." (Ozinga at 36).

[15] FERN, Footprints in the forest: Current practice and future challenges in forest certification, Feb. 2004, at 38, available at http://www.fern.org/media/documents/document_1890_1900.pdf



harvested. The report noted that SFI met the government's standard for ensuring that fiber was legally harvested, but did not meet their higher standards regarding sustainability[16] The UK Forestry Commission has adopted FSC certification for its own woodlands.[17]

Furthermore, the NGO community is virtually unanimous regarding the inferiority of SFI and PEFC, and a number of corporations, including JPMorgan Chase, Home Depot, Lowe's, Ikea, and Andersen Windows have adopted policies expressing a preference for FSC.[18]

All of this information further suggests to Proponents that the Company's assertion that it is "highly unlikely" that sufficient FSC-certified fiber will be available in ten years to meet the Company's needs is a bald conclusion, and is not based on an actual assessment of the question. See, e.g., *Wendy's International, Inc.* (February 8, 2005), discussed below.

V. The Company's argument is not supported by SEC precedent

A. Prior precedent cited by the Company is easily distinguished from the present case

The precedents cited by the Company in support of its argument are easily distinguishable from the present case. In each of *ConAgra Foods, Inc.* (May 20, 2005), *The Gap, Inc.* (March 16, 2001), *Nordstrom, Inc.* (February 8, 1995), and *Kmart Corp.* (February 23, 2000), the company had publicly disclosed its policies, had produced some form of report, publicized the availability of the information, and/or met regularly with shareholders. In *The Gap, Inc.* (March 16, 2001), for example, the company provided a detailed description of its implementation of the proposal at issue, describing its code of ethics that addressed each of the issues raised by proponents, monitoring systems, public reporting, and regular consultation with shareholders on the issues in question.

In *International Business Machines Corporation* (January 31, 1994), Staff ruled that IBM had substantially implemented a proposal to endorse the Ceres Principles where the company demonstrated that it had published an environmental report in consultation with Ceres, and provided a line by line comparison between its environmental policies and each Ceres principle.

Although proponents disagreed in each case that the company had adequately addressed their proposals, the dispute generally concerned the degree to which the company had implemented each point, not whether a point had been addressed at all. Rule 14a-8(i)(10) decisions are based on a facts and

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[16] See News Release, Environment Minister Elliot Morley Announces Move to Ensure Government Sourcing of Legal and Sustainable Timber, Department for Environment, Food and Rural Affairs, November 9, 2004, available at http://www.defra.gov.uk/news/2004/041109b.htm (The SFI and PEFC standards, in their current form were "not completely acceptable as assurance of sustainable timber as defined in the Government's model contract specification."))

[17] The Forestry Commission reports that it is "the largest supplier of FSC certified timber in the UK" and explains that it selected the FSC label "for all of its timber because it is recognised by more consumers and is supported by most environmental groups." The Commission does go on to note that "other certification schemes exist (such as PEFC, SFI and CSA), and generally ensure that the timber is produced legally, and comes from broadly sustainable sources." See http://www.forestry.gov.uk/forestry/HCOU-4U4JGL

[18] For example, JP Morgan Chase's 2005 Public Environmental Policy Statement states, "The Forest Stewardship Council (FSC) is one of the most robust high conservation value assessment processes. We prefer FSC certification when we finance forestry projects...."



circumstances determination, but the Company appears to be using these decisions to suggest that – as a general matter – social and environmental proposals are excludable as moot where the Company can demonstrate it has existing practices in these areas. This is a misreading of SEC precedent, ignoring the critical question of the degree to which a Company's actions match the core concerns raised by the proposal.

The Company's reliance on *Sears, Roebuck and Co.* (February 23, 1998) for the principle that a company that "routinely responds to inquires on matters relating to the subject of the proposal …" may exclude a proposal seeking a report on these matters as moot, is also misplaced. In this case, the Company does not make any information publicly available that is responsive to the Proposal's request. It is not sufficient that a Company merely meet with shareholders from time to time on related matters – the Company must make available the information sought by the proposal.

In contrast to the fairly rigorous codes of conduct, monitoring programs, public reporting, and shareholder consultation described by the above-referenced corporations, the Company falls far short of implementing the Proposal. It has produced no report to speak of, and provided no information that would reasonably permit an investor to draw any conclusions regarding the feasibility of Kimberly-Clark phasing out the use of non-FSC certified fiber. Of all the information produced by the Company discussing its approach to forestry issues, only a handful of sentences relate to the report requested by the Proposal, and, as discussed above, these statements are misleading and devoid of any analysis whatsoever. By contrast, for example, in *The Gap* decision, the company had adopted a code of conduct that addressed each of the individual ILO conventions sought by proponents. In *IBM*, the Company was permitted to omit a proposal seeking the adoption of a set of policies where it demonstrated that its existing policies were substantially aligned with the proposed policies.

B. Prior Staff decisions support Proponents' Argument

Staff has rejected numerous no-action requests based on Rule 14a-8(i)(10) where companies have taken far more significant steps towards implementation of the proposal than the Company has in this case. See, e.g., *The Coca-Cola Co.* (Jan. 19, 2004) (Provision of information relating to stock option grants by race and gender to a third party, resulting in public report, insufficient where shareholders sought direct access to data), *3M Company* (March 2, 2005) (Proposal requesting implementation and/or increased activity on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines, including those that set specific expectations for China-based suppliers), *The Dow Chemical Company* (February 23, 2005)(Proposal seeking report relating to toxic substances not substantially implemented by a public report that fails to address core concerns raised by the Proposal, and where several statements were materially misleading). ExxonMobil lost two challenges despite its claims that it had reported extensively on the topic of the proposal (*ExxonMobil* (March 24, 2003) and *ExxonMobil* (March 17, 2003)).

It is also important to recognize that the report sought by the Proposal is qualitatively different from the reports sought in *the Gap*, *Nordstrom*, *Kmart*, *Sears*, *ConAgra* and *IBM* proposals. Each of the cited cases concerned requests for reports on company performance, or the adoption of new policies, including a description of the company's policies and procedures. The instant Proposal, however, asks the Company to make a specific focused assessment. It does not seek a generic report on the Company's forestry policies or their implementation. Because the Company has apparently not performed the assessment requested, the information it has disclosed that is tangentially related to the request cannot be said to substantially implement the Proposal. No information currently disclosed by the Company is sufficient to



allow an investor to assess the feasibility of the Company moving to full reliance on FSC certified fiber within ten years.

Staff has denied relief under Rule 14a-8(i)(10) in numerous cases where the company failed to actually perform the action requested by the proposal.

In *Wendy's International, Inc.* (February 8, 2005), the proposal requested that the board issue a report on the feasibility of Wendy's requiring its chicken suppliers to phase in controlled-atmosphere killing within a reasonable timeframe. The company argued that it had substantially implemented the proposal through its animal treatment policies, and studies and evaluations already conducted by its suppliers. Proponents prevailed, however, arguing that despite information available on Wendy's suppliers, there was no indication that "either the company or its suppliers have 'studied' controlled atmosphere 'stunning.'" In addition, the proponents argued that the company's statements about controlled atmosphere killing revealed insufficient and incorrect information about the process, which demonstrated that the company could not have implemented the proposal, since it requested an up-to-date and accurate report.

Similarly, Kimberly-Clark has provided no credible evidence that it has actually studied the feasibility of phasing out non-FSC certified fiber, and the numerous misleading statements and omissions in its submission reveal that it has not conducted the requested study.

In *ExxonMobil* (March 27, 2002), the proposal requested that the company consider social and environmental concerns in determining compensation for top executives, and set executive performance goals that take into account disparities in top executives' compensation and that of the company's lowest paid workers, as well as environmental liability and progress. The company argued that its Board Compensation Committee already considers these factors. Proponents prevailed, however, arguing that there was no evidence, or any contention, that the Committee has ever *actually* taken these factors into account, and that in any case, the company only contended that it had implemented a portion of the request. In the instant case, the Company has provided no evidence – and does not contend – that it has actually performed the assessment requested by the Proposal.

In *Raytheon* (February 26, 2001), a similar proposal to the ExxonMobil proposal discussed above prevailed despite the company's assertion that it regularly conducts executive compensation reviews across a range of factors. Proponents argued that the information produced did not clarify whether the inclusion of 'people-related incentives' was anything more than an "aspirational platitude." Similarly, Kimberly-Clark has produced insufficient information to demonstrate that its conclusion regarding FSC-certified fiber is anything more than guesswork. See, also, *Johnson & Johnson* (February 25, 2003) (although the company claimed to have a system in place to assess progress in these areas, there was no indication of how or even if such an assessment has ever been utilized in determining executive compensation).

The Company states, without studying the matter, that it is not feasible to phase out non-FSC certified sources of fiber within ten years. The Company's No Action request, in Proponents' view, presents the argument that such a study is not necessary, or particularly desirable. The Company states its support for reliance on multiple certification schemes, and cites current certification figures designed to convey the impracticality of the Proposal's request.

The Company has not performed the assessment requested by the Proposal. It has merely stated what it believes the outcome of such a study would be, were it to actually perform the requested action. In



Proponent's view, the Company is not making a sincere argument that the Proposal is moot. It is asking Staff's permission to omit the Proposal because it does not believe the requested study is necessary or desirable. A proposal cannot be said to be 'substantially implemented' where a company produces nothing but arguments why the report is unnecessary. See, e.g., *The Dow Chemical Company* (February 11, 2004)(Company's arguments that it had no further liability regarding Bhopal, and therefore need not complete a report describing new initiatives to address the health, environmental and social concerns of the Bhopal survivors rejected where proponents argued that the report requested information on new initiatives, and the impacts of the disaster, and the company's reporting did not provide information on either of these issues.)

The Company will have an opportunity to make its case to shareholders that this report is unnecessary, and unlikely to bear fruit, in its statement in opposition. Proponents respectfully submit that it is not Staff's role to judge the feasibility or desirability of the report requested, so long as the Proposal meets the Commission's rules.

VI. Conclusion

The Company has not produced the report requested by the Proposal, nor does it make any claims to have actually performed the study requested. For all of the reasons stated above, the Company's request for no-action relief should be denied.

In addition, Proponents note that the Company's counsel has requested an opportunity to confer with Staff should Staff decide to reject its request. Should Staff grant this request for consultation, we request that we be fully informed of the nature of the matters discussed, and afforded an opportunity to respond.

Please do not hesitate to contact the undersigned if you require any further information.

Respectfully submitted,

Adam Kanzer
General Counsel

Cc:

Melissa M. Munson, Esq., Locke Liddell & Sapp
Timothy C. Everett, Kimberly-Clark Corporation

Encl.



EXHIBIT A

Sustainable Forestry

Whereas:

Kimberly-Clark is a leader in the global forest products industry and the largest manufacturer of tissue products in the world. The forest products industry is the largest industrial consumer of ancient forests. Kimberly-Clark uses more than 3 million metric tons of virgin fiber each year.

Kimberly-Clark sources virgin tree fiber from Canada's Boreal forest, the largest remaining ancient forest left in North America. As one of the world's largest storehouses of carbon, preservation of the Boreal is critical to mitigating climate change. The Boreal is home to nearly 50% of North America's bird species and contains the largest remaining populations of woodland caribou and wolverines. These and other species have declined significantly due to habitat loss, in part, from unsustainable logging.

Forest certification programs recognize forestry operations that adopt environmentally and socially responsible practices. Our company is requiring all of its global fiber suppliers to adhere to one of five international forest certification systems by the end of 2005. Of the certified fiber currently procured by Kimberly-Clark, 62% is certified to the Sustainable Forest Initiative (SFI), developed by the American Forest & Paper Association's a forest industry trade association.

The Forest Stewardship Council (FSC), a third-party auditor, is the only independent certification system in the world accepted by the conservation, aboriginal and business communities. Virgin tree fiber from logging operations certified to FSC standards is increasingly available. Credibility is the most important criterion for the selection of any certification scheme. By accepting fiber from the full panoply of available certification schemes, our company fails to set any standard at all.

Protests across North America have targeted our company for its fiber sourcing practices. Companies such as Home Depot, Lowe's, Ikea, and Andersen Windows have FSC-certified wood procurement preferences. Major banks, such as JP Morgan Chase and Bank of America, have adopted policies limiting or prohibiting investment in companies and industries that negatively impact ancient forests.

JP Morgan Chase's 2005 Public Environmental Policy Statement states, "The Forest Stewardship Council (FSC) is one of the most robust high conservation value assessment processes. We prefer FSC certification when we finance forestry projects…."

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by November 1, 2006, assessing the feasibility of phasing out our company's use of non-FSC certified fiber within 10 years.

Supporting Statement:

Proponents believe that our company's current practices present serious risks to long-term shareholder value. It is critical for Kimberly-Clark to develop policies to ensure a long-term sustainable supply of raw materials and mitigate reputational risks by procuring fiber certified using credible standards.

We believe that a thorough feasibility study should discuss the Company's explicit goals and timeframes with respect to both:

- Increasing the use of FSC-certified virgin fiber with the goal of phasing out virgin fiber certified by less reliable and credible certification schemes; and
- Increasing the use of recycled fiber in both consumer and commercial products as a means to reduce reliance on virgin materials.



EXHIBIT B

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

2200 ROSS AVENUE
SUITE 2200
DALLAS, TEXAS 75201-6776

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS • WASHINGTON, D.C.

(214) 740-8000
Fax: (214) 740-8800
www.lockeliddell.com

December 16, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

RE: Kimberly-Clark Corporation: Stockholder Proposal Submitted by Domini Social Investments

Ladies and Gentlemen:

On November 14, 2005, Kimberly-Clark Corporation (the "Company" or "Kimberly-Clark") received a proposed stockholder resolution (the "Proposal") from Domini Social Investments, the manager of a family of funds (the "Proponent") for inclusion in the proxy materials to be distributed in connection with the Company's 2006 Annual Meeting of Stockholders (the "Proxy Materials"). Subsequently, the Basilian Fathers of Toronto; The Sisters of the Order of St. Dominic of Grand Rapids, Michigan; Vanderryn International Corporation and the Vanderryn Trading Corporations; and Calvert Asset Management Company, Inc. joined in the submission of the Proposal (together with the "Proponent", herein referred to as the "Proponents"). The Proposal calls for the Board of Directors of Kimberly-Clark "to prepare a report, at reasonable cost and omitting proprietary information, by November 1, 2006, assessing the feasibility of phasing out our company's use of non-FSC certified fiber within 10 years." A copy of the Proposal and the accompanying supporting statement are enclosed herewith as Exhibit A.

The Company presently intends to exclude the Proposal and supporting statement from the Proxy Materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which authorizes the omission of a proposal if it has been substantially implemented. On behalf of the Company, we are writing to respectfully request that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against the Company if it does so. We have been advised by the Company as to the factual matters set forth herein.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of the Company, hereby files six copies of this letter, together with the exhibits hereto. We are also sending a copy of this letter to the Proponents as notice of the Company's intention to omit the

Proposal from its Proxy Materials. The Company plans to file its definitive Proxy Materials with the Commission on or after March 9, 2006. We respectfully request that you advise the Company with respect to the Proposal at your earliest convenience.

The Proposal has been Substantially Implemented by the Company

Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has already substantially implemented the proposal." We submit that the Proposal is excludable from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal requests the preparation of a report "assessing the feasibility of phasing out our company's use of non-FSC certified fiber within 10 years." The Company already closely monitors the source of the tissue used in its products, and publicly discloses information regarding the types of certified tissue it uses, including FSC-certified fiber.

Kimberly-Clark's Dedication to Sustainable Forestry

Kimberly-Clark has a long history of dedication to responsible use of natural resources. Kimberly-Clark is a member of the World Business Council for Sustainable Development and its Sustainable Forest Products Industry Working Group. Kimberly-Clark has practiced sustainable forestry on its own forestlands for more than 60 years, and although it no longer owns or manages any forest lands in North America, it remains committed to the promotion of sustainable forestry, and only sources fiber from suppliers that practice sustainable forestry management.

The Company maintains a comprehensive set of fiber procurement policies and practices. When Kimberly-Clark selects fibers for use in its products, it seeks to insure that applicable product performance and customer requirements are met, as well as to insure that sustainable forestry policies are followed. Kimberly-Clark does not source fiber from tropical rainforests or designated ecologically-significant old growth forest areas, and will not knowingly use fiber from any source, anywhere in the world, that was illegally harvested.

Kimberly-Clark devotes substantial resources to evaluating prospective suppliers. As part of its fiber procurement policies, Kimberly-Clark has instituted a forestry audit program for all of its fiber suppliers. A questionnaire is sent to all fiber suppliers requiring them to confirm and demonstrate that no fiber is sourced from ecologically-significant old growth forests in contravention of the Company's policies. In addition, suppliers are subject to forestry site audits, during which the responses to the questionnaire are confirmed. Kimberly-Clark's plan is to audit all of its fiber suppliers to ensure compliance with its forestry policies. By the end of 2005, the Company will have audited all of its top suppliers, accounting for 90% of its global fiber purchases. The Company plans to conduct these audits on a continuing basis.

Fiber Certification Schemes

It is Kimberly-Clark's policy that all of its global fiber suppliers adhere to one of five internationally recognized forest certification systems, and currently 85 - 90% of the suppliers are certified with the remainder expected to become certified in the next several months. Firms not meeting these requirements will not be eligible to do business with Kimberly-Clark. Any certification system recognized by Kimberly-Clark requires compliance with the generally accepted criteria for sustainable forestry management, which include:

- commitment to forest regeneration and reforestation;
- protection of soil quality, riparian zones and water quality;
- protection of ecologically and culturally unique forest areas;
- maintenance and conservation of biological diversity;
- stakeholder consultation and public reporting; and
- continuous improvement in forestry practices.

Kimberly-Clark recognizes the following forest certification schemes:

- American Forest & Paper Association's Sustainable Forestry Initiative (SFI) Standard;
- Canadian Standards Association's (CSA) National Sustainable Forest Management Standard (NSFMS);
- Forest Stewardship Council (FSC) Standard;
- Sistema Brasileiro de Certificacao Florestal (CEFLOR) in Brazil; and
- Program for the Endorsement of Forest Certification Schemes (PEFC) in Europe.

There is no single accepted forest management standard worldwide. As a global company sourcing fiber worldwide, Kimberly-Clark recognizes the importance of flexibility in forest certification systems and the need for these systems to be responsible to specific local requirements.

Kimberly-Clark is not unique in its recognition of multiple certification schemes. Governments also recognize a variety of schemes. For example, the UK government's procurement policy on timber and timber products recognizes FSC, CSA and SFI for sustainability.

Availability of FSC Certified Fiber

Even taking into account the variety of available certification schemes, not all of the world's forests are certified. In fact, the Food and Agricultural Organization of the United Nations estimates that at the end of 2004, there were 4 billion hectares of forests in the world, of which less than 6% were certified. Data provided by the Forest Stewardship Council and the environmental organization Metafore show that 25.8% of the world's certified forests have been certified under the FSC scheme, meaning that only 1.5% of the world's forests are FSC-certified.

Kimberly-Clark purchases FSC-certified fiber where it is available and meets its product performance and fiber cost requirements. However, the availability of this fiber is limited. According to the Canadian Sustainable Forestry Certification Coalition, as of September 2005, FSC-certified forest lands accounted for only 8.6% of the total certified forest lands in Canada, and little of the pulp made from this fiber is commercially available to third party buyers like Kimberly-Clark.

The Company has concluded that there is not enough FSC-certified fiber available to allow Kimberly-Clark to rely exclusively on this certification scheme. In addition, it is highly unlikely within the next five to ten years there will be enough FSC-certified market pulp to allow Kimberly-Clark to exclusively utilize this fiber.

Use of Recycled Fiber

Kimberly-Clark has conducted extensive research regarding the various types of fiber and the use of recycled fiber in its products. Generally, recycled fiber has physical properties different than the hardwood or softwood fibers that are otherwise used, which can result in less consumer satisfaction with product performance. The results of Kimberly-Clark's studies show that as the amount of recycled fiber in the product is increased, product performance attributes, such as softness and absorbency, are adversely affected. Additionally, in North America, no premium performance facial tissues sold in the consumer market contain recycled fiber. The combined total of all branded tissue products, including napkins, that contain recycled fiber accounted for 1.8% share of all dollars spent on such products in the United States in 2005. Research has found that consumer preference for bath tissue declines as the recycled fiber content of the tissue is increased. Recycled fiber is typically less bright, less white, and contains ink specs that cause it to look different than virgin materials. For bath tissue products, substituting recycled fiber for virgin fiber requires an increase in the number of plies and higher basis weights to deliver the same level of product performance.

The market for away-from-home tissue products, which serve markets such as hotels, restaurants and businesses, is different from the market for premium consumer products. Away-from-home tissue products contain a higher recycled fiber content. Kimberly-Clark uses an average of 40-60% recycled fiber content in these products. Kimberly-Clark continues to examine the use of recycled fiber in its products, but recognizes that use of recycled fiber will not eliminate the use of virgin fiber.

Public Availability of Information

Kimberly-Clark highlights its dedication to sustainable forestry on its website. A link to its two-page summary of its sustainable forestry practices is prominently displayed on its home page (www.kimberly-clark.com). This summary directs readers to the complete sustainability report available at http://www.kimberly-clark.com/aboutus/Sustainability2004. This report includes statistical information regarding the percentage of the Company's fiber purchases that are certified by the various certification schemes, as well as detailed information regarding the Company's use of recycled fiber in various products. Furthermore, Kimberly-Clark routinely responds to inquiries from stockholders, public interest groups and other concerned citizens explaining the Company's policies and practices regarding the source of the fiber it uses.

Representatives of Kimberly-Clark met by telephone with representatives of the Proponents on December 9, 2005 to discuss their concerns, and has had numerous meetings with other groups regarding the Corporation's sustainability policies and practices. Enclosed with this letter as Exhibit B is the slide presentation provided to the Proponents, which we submit includes the type of information required to be included in the report requested by the Proposal. Accordingly, the Proponent's request for a report has already been substantially implemented because the Company has already published, and continues to make available, the type of information required by the Proposal.

Prior Decisions by the Staff

The Staff has consistently taken the position that shareholder proposals that implicate a company's environmental policies have been substantially implemented because of the subject company's existing practices. In International Business Machines Corporation (January 31, 1994), for example, the Staff concluded that a proposal requiring the company to adopt an environmental policy had been substantially implemented because of the company's existing practices. The Staff has also permitted the exclusion of a proposal that required the issuance of an annual sustainability report because the company already issued a Corporate Responsibility Report and updated it at least annually. (ConAgra Foods, Inc., May 20, 2005). A company need not implement a proposal precisely to rely on Rule 14a-8(i)(10). SEC Release No. 34-20,091 (August 16, 1983).

The Staff has also permitted the exclusion of proposals related to social issues. See The Gap, Inc. (March 16, 2001) (permitting the exclusion of a proposal that the board prepare a report on the child labor practices of Gap suppliers because the company had adopted and implemented a code of vendor conduct, monitored compliance therewith and publicly disclosed such information); Kmart Corporation (February 23, 2000) (permitting the exclusion of a proposal requesting a report on the company's vendor standards and compliance mechanisms because the company had implemented the proposal through its code of conduct, established a monitoring program, circulated a report and discussed the matter); and Nordstrom Inc., February 8, 1995 (permitting the exclusion of a proposal requiring a report on overseas sourcing policies and standards for overseas suppliers because the company had already adopted guidelines that addressed the same practices and monitored compliance therewith).

The Staff has previously agreed that a proposal has been "substantially implemented," and therefore could be excluded on the basis of Rule 14a-8(i)(10) when the Staff has noted that the company "routinely responds to inquiries on matters relating to the subject of the proposal, including presumably any future inquiries by the proponents." (Sears, Roebuck and Co,

February 23, 1998 (permitting exclusion of a proposal requesting a report to shareholders regarding its import buying policy and procedures)). Kimberly-Clark similarly responds to inquiries from and meets with persons who have concerns regarding its sourcing of fiber, and makes such information publicly available on it website.

The Company respectfully submits that it has substantially implemented the Proposal, because as shown by information available to the public on the Company's website, and as demonstrated by the presentation given to the Proponents, enclosed as Exhibit B, the Company has already prepared a report assessing the feasibility of phasing out its use of non-FSC certified fiber within 10 years, as requested by the Proponent. Therefore, the Proposal properly may be omitted under Rule 14a-8(i)(10).

Conclusion

On the basis of the foregoing, the Company intends to exclude the Proposal from the Proxy Materials in reliance on Rule 14a-8(i)(10). On behalf of the Company, we request that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if it does so.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned at 214-740-8615.

Best regards,

Melissa M. Munson

Melissa M. Munson

cc: Timothy C. Everett, Kimberly-Clark Corporation
Gina E. Betts, Locke Liddell & Sapp LLP

Enclosures



EXHIBIT C

EXHIBIT B

Kimberly-Clark

Enhancing the Health, Hygiene and Well-Being of People Every Day, Everywhere






OS&H




CONSUMER



Kimberly-Clark Response to Domini Social Investments Shareholder Resolution

December 9, 2005

Meeting Agenda







- Discuss Kimberly-Clark's Forestry and Fiber Procurement Policies.



- Discuss Kimberly-Clark's use of Forest Stewardship Council (FSC) certified pulp.



- Discuss implications of using recycled fiber in premium consumer tissue products in North America.

Sustainable Forestry Management

Policy Statements





OS&H

CONSUMER

- K-C no longer owns or manages any forest lands in North America.
- K-C adopted one of the most progressive Sustainable Forestry Policies in the tissue industry in 1991, and has been a leader in this area for decades.
  - K-C practiced Sustainable Forestry on its own forestlands for more than 60 years.
  - K-C only sources fiber from suppliers that practice Sustainable Forestry Management





Sustainable Forestry Management
Policy Statements



- K-C selects fibers for use in its products both:



  - To insure that applicable product performance and customer requirements are fully and consistently met.



  - To insure that K-C's Sustainable Forestry Policies are being followed.



- Wherever possible, K-C uses recycled fiber and virgin fibers made from high yield processes.



Sustainable Forestry Management
Application of Policies




OS&H


CONSUMER

- Kimberly-Clark also has one of the most progressive Fiber Purchasing Policies in the North American tissue industry.
  - K-C does not source fiber from tropical rainforests or designated ecologically-significant old growth forest areas, including such areas in Canada's Boreal Forest.
  - K-C will not knowingly use fiber from any source, anywhere in the world, that was illegally harvested.

Sustainable Forestry Management

Application of Policies


Vision
2010


OS&H


CONSUMER

- Kimberly-Clark is a strong supporter of third-party forest certification.
- K-C requires that all of its global fiber suppliers adhere to one of five internationally recognized forest certification systems.
  - American Forest & Paper Association's (AF&PA) Sustainable Forestry Initiative (SFI) Standard.
  - Canadian Standards Association's (CSA) National Sustainable Forest Management Standard (NSFMS).
  - Forest Stewardship Council (FSC) Standard.
  - Sistema Brasileiro de Certificacao Florestal (CERFLOR) in Brazil.
  - Program for the Endorsement of Forest Certification Schemes (PEFC) in Europe.








Sustainable Forestry Management

Application of Policies








- Any certification system recognized by K-C requires compliance with the generally accepted criteria for sustainable forestry management. These criteria include:
  - Commitment to forest regeneration and reforestation.
  - Protection of soil quality, riparian zones and water quality.
  - Protection of ecologically and culturally unique forest areas.
  - Maintenance and conservation of biological diversity.
  - Stakeholder consultation and public reporting.
  - Continuous improvement in forestry practices.



Discussion of Forest Certification Schemes









- Most forest certification schemes, like the Forest Stewardship Council (FSC) scheme include a social component and require public consultation.
- Several studies, including those conducted by UPM-Kymmene and Savcor Indufor Oy, have not found any significant on-the-ground differences between the major forest certification schemes.
- The decision on which certification scheme to use will vary by the type of forest ownership – whether they are public lands, private industrial or private non-industrial forest lands.

Discussion of Forest Certification Schemes




OS&H




- Regardless of the specific forest certification scheme chosen, certification has improved standards of forest management globally.
- Private companies and Governmental procurement agencies are recognizing and accepting several forest certification schemes in their purchasing decisions.
  - For example, the UK Government recognizes that FSC, CSA and SFI ensure that forests are sustainably managed.

K-C's Findings Regarding Forest Certification Schemes It Recognizes







- As a global company sourcing fiber worldwide, K-C recognizes the importance of flexibility in forest certification systems and the need for these systems to be responsive to specific local requirements.



- Based on 40 forestry field audits conducted to date, K-C has not seen any significant on-the-ground differences between the major forest certification schemes.



- K-C supports the ongoing revision of the various certification schemes in response to best practices.
- K-C is a member of the World Business Council for Sustainable Development and its Sustainable Forest Products Industry Working Group.

Kimberly-Clark

Enhancing the Health, Hygiene and Well-Being of People Every Day, Everywhere

Forest Certification Types Achieved By K-C Tissue Pulp Suppliers



Forest Certification
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Percentage
SFI
CERFLOR
CSA
FSC
PEFC
Certification Type



Support For Forest Stewardship Council Certified Fiber






CONSUMER




- Kimberly-Clark purchases FSC-certified fiber where it is available and meets K-C's product performance and fiber cost requirements.
  - According to the Canadian Sustainable Forestry Certification Coalition, as of September 2005, FSC-certified forest lands accounted for only 8.6% of the total certified forest lands in Canada.
    - Little of the pulp made from this fiber is commercially available to third party buyers like Kimberly-Clark.




FSC-Certified Forests In The World



- There is clearly not enough FSC-certified fiber available to allow even K-C to rely exclusively on this certification scheme.



- The Food and Agricultural Organization of the United Nations estimates that at the end of 2004 less then 6% of the world's forests were certified.



- Data provided by the Forest Stewardship Council and the environmental organization Metafore show that 25.8% of world's certified forests have been certified under the FSC scheme.
- Thus, only 1.5% of the world's forests are FSC-certified.




K-C's Use Of Canadian Boreal Fiber





- Currently, 34% of the total virgin tissue pulp used by K-C globally is sourced from Canada.
- Approximately 15% of the total virgin pulp used by K-C globally is sourced from Canada's Boreal Forest.
  - K-C's use of boreal fiber globally represents only 3.5% of total Canadian Boreal pulp produced, and 1.3% of the total amount of Canadian Boreal forest products produced.





Kimberly-Clark's Use Of Pulp Made From Fiber From Canada's Boreal Forest



- It's important to note that the vast majority of trees in the Boreal Forest and other areas of Canada are not harvested for the manufacture of pulp.



  - According to the Canadian Forest Service, 83% of all trees harvested in Canada in 2000 were used to produce lumber to build homes.



  - The vast majority of fiber used to make the pulp that K-C purchases comes from residual waste (i.e., sawdust and chips) from the lumber-production process.
  - If K-C were to stop using this fiber, these trees would likely still be cut.

OS&H

CONSUMER







K-C Response To Increasing The Use Of FSC-Certified Virgin Fiber With The Goal Of Phasing Out Virgin Fiber Certified By Other Certification Schemes



- K-C has progressive forestry policies regarding sourcing virgin fiber from third-party certified forests, helping to ensure the sustainability of the world's forests.



- As a global company sourcing fiber worldwide, K-C recognizes the importance of flexibility in forest certification systems and the need for these systems to be responsive to specific local requirements.



- K-C does use FSC-certified pulp where it is available and meets our technical and cost requirements.
- Only 1.5% of the world's forests are FSC-certified.
- It is highly unlikely within the next five to ten years there will be enough FSC-certified market pulp to allow K-C to exclusively utilize this fiber.













Product Attributes Required By North American Consumers For Premium Tissue Products

- Toilet and Facial Tissue
  - Softness
  - Bulk (i.e., thickness)
  - Strength
  - Drape and suppleness (i.e., indicators of softness)
- Towel Products and Napkins
  - Absorbency
  - Strength

The Fibers We Use

Softwood	Hardwood
	 

Softwood

- Predominantly Northern spruce, fir, and pine.
- Role = **STRENGTH**

Hardwood

- Predominantly South America eucalyptus or Northern maple.
- Role = ***Softness***





Comparison Of Recycled Fiber To Virgin Fiber



- Generally speaking, recycled fibers (RF) are not similar to hardwood or softwood fibers in fiber length or coarseness.
- Recycled fiber is also typically:
  - Lower in brightness.
  - Lower in whiteness.
  - Contains "ink specks."








OS&H


CONSUMER

Challenges With Using Recycled Fiber

- Tissue products containing RF typically have weaker, stiffer properties due to processed RF that reduces softness and absorbency.
- RF has inconsistent properties due to the variable fiber supply.
- Removing contaminants can make RF more expensive than virgin fiber.







RF In Cottonelle®-like Mainline Bath Tissue Prototype

- Research has consistently found that consumer preference for bath tissue declines as RF content is increased.
- Softness Paired Comparison Preference Test.

Bath Tissue With RF	Percent Preferring 100% Virgin Fiber Bath Tissue
20% RF	79 %
40% RF	88%





Product Performance And RF

- Do the results of our studies mean that RF is incompatible with premium tissue products?
- Not necessarily, although product performance attributes are adversely affected by including RF.


OS&H




CONSUMER



Summary Of K-C Research



- In North America, there are no premium performance facial tissues sold in the consumer market that contain RF.



  - Products that do contain RF have very low product performance.



- Substituting RF for virgin fiber leads to reduced product performance.



- For bath tissue products, substituting RF for virgin fiber requires an increase in the number of plies and higher basis weights to deliver the same level of product performance.



Market Share Of Facial Tissue Brands In The U.S.



2005 Market Share in Dollars Spent
Percent
60
50
40
30
20
10
0
50.5
23.5
0.8
0.2
0.0
0.0
Kleenex
Puffs
Marcal
Soft 'N Gentle
Seventh Generation
Green Forest
Facial Tissue Brands

- Kleenex and Puffs' brands are manufactured by K-C and Procter & Gamble, respectively.
- Soft 'N Gentle and Green Forest brands are manufactured by Georgia-Pacific.
- Marcal, Seventh Generation and Green Forest all contain RF.
- Facial tissue brands that contain RF account for only 0.9% of dollars spent in year-to-date 2005.
- The source of the data is A.C. Nielsen scanner data and K-C Marketing Research.



Market Share Of Towel Products In The U.S.


2005 Market Share in Dollars Spent
Percent
45
40
35
30
25
20
15
10
5
0
40.7
19.5
11.3
8.4
1.6
0.1
0.1
Bounty
Private Label
Brawny
Viva
Marcal
Green Forest
Seventh Generation
Towel Brands

- Bounty and Viva brands are manufactured by Procter & Gamble and K-C, respectively.
- Brawny and Green Forest brands are manufactured by Georgia-Pacific.
- Marcal, Seventh Generation and Green Forest all contain RF.
- Towel brands that contain RF account for only 1.8% of dollars spent in year-to-date 2005.



Market Share Of Dry Bath Tissue Brands In The U.S.


2005 Market Share in Dollars Spent
Percent
30
25
20
15
10
5
0
26.6
15.0
14.6
1.2
0.1
0.1
Charmin
Cottonelle
Quilted Northern
Marcal
Green Forest
Seventh Generation
Bath Tissue Brands

- Charmin and Cottonelle brands are manufactured by Procter & Gamble and K-C, respectively.
- Quilted Northern and Green Forest brands are manufactured by Georgia-Pacific.
- Marcal, Seventh Generation and Green Forest all contain RF.
- Bath tissue brands that contain RF account for only 1.5% of dollars spent in year-to-date 2005.



Summary Of Market Share Data For Tissue Products Containing RF In The U.S.






- American consumers vote with their pocketbooks.
- The combined total of all branded tissue products, including napkins, that contain RF accounted for 1.8% share of all dollars spent in the U.S. year-to-date in 2005.





Business Implications



- Different companies produce the top two selling products in all three tissue product categories.



- No single company can unilaterally change its fiber composition to make a less competitive tissue product.



- It is not in the best interests of the Corporation to put itself at a competitive disadvantage in the premium tissue products market.







Tissue Manufacturing Technology



- Premium tissue manufacturers are moving away from conventional light dry crepe (LDC) manufacturing to through-air dried (TAD) manufacturing.
- The improvement in tissue sheet properties include:







  - Increased softness for bath tissue.
  - Increased bulk in all tissue grades.
  - Doubling the absorbent capacity of towels as compared to conventionally manufactured towels.







Tissue Manufacturing Technology



- TAD tissue manufacturing can reduce the amount of fiber needed to produce premium products.



  - K-C's proprietary Uncreped Through-Air Dried tissue-manufacturing technology can reduce the amount of fiber in K-C's products by up to 15%, when compared to conventional processes.













The Use Of RF Increases Tissue Machine Energy Costs

- Energy usage in Million British Thermal Units per metric tonne.

Tissue Machine Type	Virgin	RF
Conventional	15-17	15-19
Through-Air Dried	17-21	20-22

- RF use can lead to higher energy use.









Using Wastepaper In The Tissue Making Process Generates Significant Quantities Of Solid Waste

- The use of wastepaper to manufacture tissue products produces significant quantities of solid waste that cannot easily be disposed.
  - Wastepaper is converted into usable recycled fiber with an efficiency of 65%, measured on a weight basis.
  - For each ton of tissue containing RF that is produced, approximately 0.78 tons of wastewater treatment plant sludge is produced.
    - This is 20 times higher than the amount of sludge produced at a tissue mill using virgin fiber only.
    - This sludge also has an ash content (from paper fillers) of 40% which makes incineration of the waste difficult and in most cases results in landfilling of the material.


Enhancing the Health, Hygiene and Well-Being
of People Every Day, Everywhere

Summary Of Impacts Of Using RF In The Tissue Manufacturing Process





- Increased processing costs.
  - Higher energy usage.
  - More process chemicals needed.
- Increased fiber usage.
  - Higher basis weight.
  - Increased number of plies.
- Increased solid waste generation.
  - 20 times higher than virgin tissue mills.
- Reduced productivity.
  - More difficult to process.
  - Slower tissue machine speeds.
- Loss of consumer preference.





Using RF In The Tissue Making Process Will Not Eliminate The Use Of Virgin Fiber







- One frequently hears that paper products containing recycled fiber are "environmentally preferable."
  - A common misconception is that recycling wastepaper eliminates the need for the use of trees to produce virgin fiber.
    - RF has a finite "life span."
    - In theory, paper fibers can be used 5 to 7 times before breaking down.
    - In practice fiber is used between 1 and 2 times.
  - A steady influx of virgin fiber into the overall system is essential.
    - The efficiency of converting wastepaper into useable fiber for tissue manufacture is only 65%.
  - Virgin fiber from certified forestry operations should also be seen as "environmentally responsible."









K-C Response To Increasing The Use Of Recycled Fiber In Both Consumer And Commercial Products As A Means To Reduce Reliance On Virgin Materials.





- North American consumers of premium tissue products value strength, softness and absorbency.
- Tissue products containing RF typically have weaker, stiffer properties due to processed RF that reduces softness and absorbency.
- There are other environmental impacts of using RF in the tissue manufacturing process.
- In North America, there are no premium performing facial tissues that contain RF.
- The combined total of all branded tissue products, including napkins, that contain RF accounted for 1.8% share of all dollars spent in the U.S. year-to-date in 2005.
- No single company can unilaterally change its fiber composition to make a less competitive tissue product.
- Using RF in the tissue making process will not eliminate the use of virgin fiber.



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kimberly-Clark Corporation
Incoming letter dated December 16, 2005

The proposal requests that Kimberly-Clark prepare a report assessing the feasibility of phasing out the company's use of fiber that has not been certified by the Forest Stewardship Council.

We are unable to concur in your view that Kimberly-Clark may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Kimberly-Clark may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser